Exhibit 99.1

Press Release

Swisscom salary round 2003: negotiations completed

Negotiations for Swisscom salaries for 2003 have now been completed: the social partners have agreed to a general salary increase of 1.5% and to individual salary increments amounting to a further 0.5%. The Group companies Swisscom Systems AG and cablex AG will continue negotiations.

As provided for in the collective employment agreement, over the past few weeks Swisscom and the staff associations (the Communications Union, transfair and CASC) have been negotiating salaries for 2002. This has resulted in the social partners agreeing a general and an individual salary increase. Further negotiations are required in the case of Swisscom Systems AG and cablex AG due to the current economic environment.

The general salary increase of 1.5% relates to the individual basic salary set out in the individual contract of employment. Fundamentally, all employees subject to the collective employment agreement are entitled to the general salary increase. On top of the general rise, Swisscom will provide a further 0.5% for individual salary reviews. These individual adjustments will be based on performance and current salary.

We are pleased that this good result has been achieved despite the generally adverse economic climate. This has to do with Swisscom's healthy financial situation but also, in particular, with the company’s recognition for and appreciation of its employees. With a 40-hour week, 5 weeks’ annual leave and flexible working hours, Swisscom offers its employees very attractive working conditions.

Berne, 29 November 2002

Swisscom Ltd
Media Relations	Phone	+	41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+	41-31-342 06 70	media@swisscom.com